

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C.   20549-4628

September 2, 2009

Via U.S. Mail and Facsimile (514) 871-8977
Mr. Derek Ivany
Chief Executive Officer
Ivany Mining, Inc.
8720 Dufrost, St. Leonard
Quebec, Canada H1P 2Z5

**Re:        Ivany Mining, Inc.**
**Form 10-K for the Fiscal Year Ended June 30, 2008**
**Filed October 14, 2008**
**Item 4.01 Form 8-K**
**Filed August 11, 2009**
**File No. 0-27645**

Dear Mr. Ivany:

        Your most recent Form 10-K includes financial statements audited by Moore and Associates Chartered ("Moore").  On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.  You can find a copy of the order at:
http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf

        As Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009.  If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

        Please amend your Item 4.01 Form 8-K, filed August 11, 2009, to disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

If you are unable to obtain an Exhibit 16 letter from Moore at the time you file your Form 8-K – or an amended Exhibit 16 letter for an amended Form 8-K – please disclose this fact in the Form 8-K.

Once you explain Moore's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Any amendment to Form 8-K should be filed within four business days of receipt of this letter.  Please advise us as to how you intend to address any re-audit requirements no later than September 11, 2009.  If you have any questions, I can be reached at 202-551-3461.

Sincerely,

Chris White
Branch Chief